The corporation formerly known as

                              ALBION AVIATION, INC.

                                  now known as

                               ARADYME CORPORATION
                                                   -------------

                 Information Statement Pursuant to Section 14(f)
                     of the Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder
                                                   ------------


                                  INTRODUCTION

         On March 31, 2003, Albion Aviation, Inc. completed a reorganization with Aradyme Development Corporation, a Nevada corporation, in which, Albion, which currently has approximately 1.5 million shares issued and outstanding, issued an aggregate of approximately 13.1 million shares of common stock and 12,000 shares of preferred stock (convertible into 120,000 shares of common stock) to the Aradyme stockholders.

         As a result of the acquisition, the acquired company became a wholly-owned subsidiary of Albion, the president of the acquired company was appointed president of Albion, and the other current officers and directors of the acquired company will become the officers and directors of Albion, as discussed below. The acquired company's board of directors and management team will continue the acquired company's business as Albion's new operating subsidiary. Albion has changed its name to Aradyme Corporation and relocated its principal executive offices to 677 East 700 South, Suite 201, American Fork, Utah 84003, telephone: (801) 756-9585, telecopy: (801) 756-9518.

         Pursuant to the agreement between Albion and the acquired company, Albion agreed to appoint the current directors of the acquired company to the board of directors of Albion, followed by the resignation of Albion's previous sole director, with the effect that the entire board of directors of Albion would be changed without an Albion stockholder meeting. Albion's common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and therefore, is subject to its periodic reporting and proxy/information statement requirements. Pursuant to those proxy/information statement requirements, Albion is required to provide specified information to its stockholders at least 10 days before a majority of its directors is changed otherwise than pursuant to a stockholder meeting. Pursuant to this requirement, Albion is providing this information statement to its stockholders. Based on the mailing and filing of this information statement on or about the date indicated below, we expect that the new directors will take office on approximately April 21, 2003.

         This information statement is being mailed on or before April 11, 2003, to owners of record on March 31, 2003 (the "record date"), of shares of common stock of Albion. As of the record date, Albion had 1,527,000 shares of common stock issued and outstanding, each of which is entitled to one vote on all matters submitted to the stockholders for their consideration.

         This information statement is being delivered to provide information regarding anticipated changes in the membership of the board of directors of Albion in conjunction with the completed business acquisition and is provided for information purposes only. You are urged to read this information statement carefully. You are not, however, required to take any action.


                  THE REORGANIZATION BETWEEN ALBION AND ARADYME

         As noted above, on March 31, 2003, Albion completed a reorganization with Aradyme Development Corporation, a Nevada corporation, in which, Albion, which currently has approximately 1.5 million shares issued and outstanding, issued an aggregate of approximately 13.1 million shares of common stock and 12,000 shares of preferred stock (convertible into 120,000 shares of common stock) to the acquired company stockholders. Options to purchase approximately
1.3 million shares of the acquired company's common stock at $0.50 per share are being converted into options to purchase the same number of shares of Albion common stock on the same terms.

         As a result of the acquisition, the acquired company became a wholly-owned subsidiary of Albion, the president of the acquired company was appointed the president of Albion, and the other current officers and directors of the acquired company will become the officers and directors of Albion, as discussed below. The acquired company's board of directors and management team will continue the acquired company's business as Albion's new operating subsidiary. Albion has changed its name to Aradyme Corporation. Accordingly, the current name and address of the registrant is:

                               ARADYME CORPORATION
                          677 East 700 South, Suite 201
                            American Fork, Utah 84003
                            Telephone: (801) 756-9585
                            Telecopy: (801) 756-9518

         The acquired company was organized in February 2001 as a research and development company for product development and custom programming for clients needing database solutions for business applications. As an outgrowth of its initial activities, in 2002, the acquired company introduced the market to Aradyme Database Management System, or Aradyme DBMS, software technology. The Aradyme DBMS is designed as a user-friendly and cost-effective development platform that the acquired company believes will enable it to establish revenues from:

o        sales of custom-developed database applications based on Aradyme DBMS;

o        sales of vertical applications already developed on Aradyme DBMS;

o sales of Aradyme development licenses for developers and resellers and the resulting ongoing revenue from user licenses required at workstations accessing applications developed or based on the Aradyme DBMS; and

o training, support, upgrade protection, specialized development modules/tools, and consultants.

         The Aradyme DBMS uses a development platform that makes the resulting applications dynamic for the life of the application. The Aradyme DBMS approach enables rapid building of database applications in a drag-and-drop environment that the acquired company believes is more powerful, flexible and yet more affordable than leading alternatives. The technology means applications remain
100% open and flexible to real-time additions, modifications and changes, allowing applications to continually evolve real-time with business processes, even after data has been entered. The acquired company believes that facilitating ongoing revisions, additions and enhancements without loss of data, downtime, or expensive time-consuming re-architecture of the DBMS is an important feature of the Aradyme DBMS approach.

         The acquired company believes that this is different than current DBMS software, which becomes difficult to change after the system is populated with data. With the traditional approach, any future flexibility must generally be anticipated and coded into the DBMS architecture before it is populated with data. If possible future uses or applications are not properly anticipated and incorporated into the initial architecture, subsequent revisions and changes become costly and time-consuming and, in some instances, practicably impossible to implement.

         The Aradyme DBMS is designed to enable the user to revise, add to, or enhance the application at any time during its life without the loss or
corruption  of  the  data  or  expensive,   time-consuming  re-architecture.  In
addition, database solutions by different development teams or different companies using Aradyme DBMS can be integrated. The acquired company believes that this enables the Aradyme DBMS users to deploy DBMS solutions faster, less expensively, and with the ability to continue to customize and integrate solutions as they continue to use the Aradyme DBMS software, in effect increasing its functionality and efficiency over time, as compared with other, traditional DBMS software, which tends to become obsolete through the increasing limitations on program alterations as the database is populated with increasing amounts of data.

         The acquired company, a development-stage company, had $30,148 in revenue for the fiscal year ended September 30, 2002, and had an accumulated loss of $891,200 for the year ended September 30, 2002, and $1,109,980 for the period from inception through September 30, 2002. For the quarter ended December 31, 2002, the acquired company reported revenue of $15,995 and a loss of $215,937, for an accumulated loss of $1,325,917 from inception through December 31, 2002. As of December 31, 2002, the acquired company had stockholders' equity (deficit) of ($124,041). The auditors' report for the year ended September 30, 2002, contained an explanatory paragraph regarding the ability of the acquired company to continue as a going concern.

         Since inception, the acquired company has relied on proceeds from the sale of securities to fund its activities. From inception through December 31, 2002, the acquired company had required an aggregate of $1,171,000 in cash to fund its operating activities and $23,000 to fund its investing activities, all of which was provided by the $1,238,000 received from financing activities, including approximately $1,139,000 in net proceeds from the sale of common and preferred stock and approximately $126,000 net advances from a related party.

         The acquired company estimates that it will require approximately $2.0 million in cash to fund its activities through December 31, 2003, which it will seek to obtain principally through the sale of securities. The acquired company has no commitment from any person to acquire all or any of such securities or to provide funding through any other mechanism. The acquired company expects that additional capital will be required in 2004 if it is unable to generate sufficient revenues from commercialization of its Aradyme DBMS.


                        DIRECTORS AND EXECUTIVE OFFICERS

Prior to the Reorganization

     Sole Director and Officer

         Prior to the reorganization, Jehu Hand was the sole director and executive officer of Albion. Jehu Hand, age 46, has been President and Chief Financial Officer of Albion since its inception. Mr. Hand has been engaged in corporate and securities law practice and has been a partner of the law firm of Hand & Hand, Dana Point, California, since 1992. Since 1992 he has been a registered principal (Series 7, 24 and 63) of SoCal Securities, Dana Point, California], a securities broker-dealer and member of the National Association of Securities Dealers, Inc. SoCal Securities does not make a market in Albion's common stock. Mr. Hand was formerly a director and president of Las Vegas Airlines, Inc., Las Vegas, Nevada, from May 1992 until June, 2002. In 1998, Las Vegas Airlines purchased a controlling interest in Las Vegas Airlines, Inc., a Nevada corporation, engaged in air charter operations in Las Vegas. In mid-December 1998, Las Vegas Airlines, Inc. notified the FAA that it would discontinue all flight operations effective immediately. Jehu Hand has a J.D. degree from New York University School of Law and a B.A. degree from Brigham Young University.

     Committees and Board Meetings

         Albion has no standing audit, nominating or compensation committees of the board of directors or any committees performing similar functions.

         Albion's sole director acted as a sole director, as evidenced by written consents or minutes of director action, on six occasions.

     Compliance with Section 16(a) of the Securities Exchange Act.

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Albion's directors and executive officers, and persons who own more than 10% of a registered class of the Albion's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of equity securities of Albion. Officers, directors and greater than 10% stockholders are required to furnish Albion with copies of all
Section 16(a) forms they file.

         Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to Albion for the period following the effectiveness of its registration statement under Section 12(g) of the Securities Exchange Act on December [15], 2002, until the end of its last fiscal year ended December 31, 2002, no person who, at any time during the most recent fiscal year, was a director, officer, beneficial owner of more than 10% of any class of equity securities of Albion, or any other person known to be subject to Section 16 of the Securities Exchange Act failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act, except that Jehu Hand has not filed his initial statement of beneficial ownership on Form 3.

After the Reorganization

     Directors and Executive Officers

         Upon closing the reorganization on March 31, 2003, the sole director and officer of Albion resigned as president and, in his capacity as sole director, appointed Kirk L. Tanner, president of the acquired company, as president of Albion.

         Pursuant to the Reorganization Agreement, the three following designees of the acquired company have been appointed as directors of Albion to take office no earlier than 10 days after this information statement is mailed to the Albion stockholders and filed with the Securities and Exchange Commission. The following table sets forth the name, age and position of each person who will become a director of Albion.

          ----------------------------------------------------------------------------------------------------------
                     Name                Age                                  Position
          ----------------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------------

          ----------------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------------
          James R. Spencer                38      Chief Executive Officer and Director
          ----------------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------------
          Kirk L. Tanner                  44      President and Director
          ----------------------------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------------------------
          Merwin D. Rasmussen             49      Chief Financial Officer, Corporate Secretary and Director
          ----------------------------------------------------------------------------------------------------------

         The directors serve until the annual meeting of the stockholders and until their successors are elected. The executive officers serve at the pleasure of the board of directors. Unless described below, there are no family relationships among any of the directors and officers. Each person currently holds the position indicated in the acquired company and will be appointed to the same position in Albion.

         James R. Spencer has served as Aradyme's chief executive officer since September 2001 and has been a director since February 2001. Before joining Aradyme, Mr. Spencer was a founder, senior partner, and president at Tanner Spencer Group, Orem, Utah, from June 1997 through June 2001, where he directed, consulted and executed marketing and general business strategies and tactics for both private and publicly-held companies and their products. From October 1993 to June 1997, Mr. Spencer worked for Novell, Inc., Orem, Utah, where he was senior director of product line management and planning for the $1.2 billion annual NetWare product offering. From December 1989 to October 1993, he worked for SoftSolutions, Inc., Orem, Utah, a database application provider, where he played a principal role in creating the document management and groupware software category and directed SoftSolutions' marketing in its efforts to become a market leader. He received his B.S. in Business Finance from Brigham Young University.

         Kirk L. Tanner has served as Aradyme's president since September 2001 and a director since February 2001. Prior to joining Aradyme, Mr. Tanner was a founder, senior partner, and chief executive officer of Tanner Spencer Group, Orem, Utah, from June 1997 to June 2001, consulting, directing and executing marketing programs for both private and publicly-held companies. Mr. Tanner was also employed by Ted Bates, an advertising agency located in Chicago, Illinois, from June 1985 to February 1987, and BBDO, an advertising agency located in Dallas, Texas, from February 1987 to March 1988. While with Ted Bates and BBDO, Mr. Tanner managed accounts such as the Ben Hogan Golf Company, Pepsi, Eagle Brand Snacks, and Kroger Food Stores. Mr. Tanner has managed the marketing and communications programs for Novell, Inc. as director of marketing from March 1988 to August 1989 and as a marketing manager from June 1995 to June 1997, and SoftSolutions, Inc. as director of corporate communications from October 1989 to March 1990, and Wicat Systems as director of corporate communications and marketing from March 1990 to September 1992, and Hales Allen as vice president of account services working with companies like Josten Learning and WordPerfect Corporation from September 1992 to February 1995. He earned a B.A. in advertising from Brigham Young University, Salt Lake City, Utah, and an M.S. in advertising from Northwestern University, Chicago, Illinois.

         Merwin D. Rasmussen has been an independent contract anesthetist since 1982 and Chief of Obstetrical Anesthesia Department at Pioneer Valley Hospital since 1986. Mr. Rasmussen has also served as Aradyme's corporate secretary and a director from February 2001 to the present. Mr. Rasmussen also has been the manager/director of Synergy Limited, LLC, which owns and operates a Golds Gym fitness franchise in West Valley City, Utah, since June 2001. From June 1995 to the present, Mr. Rasmussen has been an owner and director of Envirofresh, Inc., a finance company located in Salt Lake City, Utah, from July 1995 to the present. Additionally, he has been the chief executive officer and board member of Eagle Rock Funding, Salt Lake City, Utah, a mortgage finance company, since July 1999. Mr. Rasmussen received a degree in anesthesia in 1980 from Minneapolis School of Anesthesia.



                             PRINCIPAL STOCKHOLDERS

         The following table sets forth, as of the date of this information statement, the outstanding common stock owned of record or beneficially by each person who owned of record, or was known by the acquired company or Albion, as the case may be, to own beneficially, more than 5% of issued and outstanding of the acquired company and Albion, respectively, and the name and share holdings of each director and all of the executive officers and directors of the acquired company and Albion, respectively, as a group, together with the ownership of the foregoing in Albion after giving effect to the completion of the reorganization:

 ----------------------------- ------------------------------------------- ----------------------------------------
                                                                                            After Reorganization
 ----------------------------- ------------------------------------------- ----------------------------------------
 ----------------------------- ----------------- ------------------------- ------------ ---------------------------
                                                  Before Reorganization                   Percent of Outstanding
 ----------------------------- ----------------- ------------------------- ------------ ---------------------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
                                   Security       Number(1)     Percent      Number        Primary     Diluted(2)
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ------------------------------------------- ------------ -------------- ------------

 ----------------------------- ------------------------------------------- ------------ -------------- ------------
 ----------------------------- ------------------------------------------- ------------ -------------- ------------
                                        Currently held in Albion
 ----------------------------- ------------------------------------------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------

 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
   Jehu Hand, sole director,   Common stock          815,800       53.4%       815,800       5.5%          5.1%
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
   Kimberly Peterson           Common stock           93,850        6.1         93,850       0.6           0.6
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
   All other Albion            Common stock           617,350      40.4        617,350       4.2           3.8
                                                 ------------    ------    -----------    ------        ------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
                                                   1,527,000      100.0%     1,527,000      10.4           9.5
                                                 ===========      ======   ===========
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ------------------------------------------- ----------------------------------------

 ----------------------------- ------------------------------------------- ----------------------------------------
 ----------------------------- ------------------------------------------- --------------------------- ------------
                                       Currently held in Aradyme
 ----------------------------- ------------------------------------------- --------------------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------

 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 Aradyme principal
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
   Jenkins Family Trust        Common stock        2,900,000       22.1%     2,900,000      19.6          18.0
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
   Daniel Faust                Common stock        2,000,000       15.3      2,000,000      13.5          12.4
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
   Leonard Cooke               Common stock        2,000,000       15.3      2,000,000      13.5          12.4
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
   Lynn Rob Ledbetter          Common stock          901,056        6.9        901,056       6.2           5.6
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
   Wade R. Cook                Common stock          684,998        5.2        684,998       4.6           4.2
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------

 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 Aradyme directors:
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
   James R. Spencer 3          Common stock          977,250        7.5        977,250       6.6           6.1
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
   Kirk L. Tanner 3            Common stock          975,250        7.4        975,250       6.6           6.0
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
   Merwin D. Rasmussen 3       Common stock          975,000        7.4        975,000       6.6           6.0
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
                               Options             1,000,000        7.1      1,000,000       6.3           5.8
                                                 -----------                ----------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
                                                   1,975,000       14.0      1,975,000      11.8          10.9
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 All Aradyme directors and     Common stock        2,927,500       22.1      2,927,500      19.8          18.1
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
                               Options             1,000,000        7.0      1,000,000       6.8           6.2
                                                 -----------                ----------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
                                                   3,927,500       27.6      3,927,500      26.6          24.3
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 Preferred stock               Common Stock          120,000        0.9        120,000       0.8           0.7
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 All other Aradyme             Common stock        1,700,020       19.7      1,700,020      11.5          10.5
                                                  ----------     ------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 Common stock subscriptions                                                  1,391,000                     8.6
                                                   ---------               -----------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
                                                  13,233,574      100.0%    14,624,574                    90.5
                                                  ==========      ======    ----------                 -------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------
                                                                            16,151,574                   100.0%
                                                                            ==========                   ======
 ----------------------------- ----------------- ------------- ----------- ------------ -------------- ------------


(1) Except as otherwise noted, shares are owned beneficially and of record, and such record stockholder has sole voting, investment and dispositive power.
(2) Gives effect to the issuance of common stock on the payment of outstanding subscriptions and the exercise of outstanding options.
(3) The prinicipal address of these persons is c/o the company at 677 East 700 South, Suite 201, American Fork, Utah 84003.


                             EXECUTIVE COMPENSATION

         Albion has not paid any remuneration or compensation to any current executive officer, director or nominee for appointment as an executive officer or director of Albion, except that Mr. Hand uses unimproved real estate acquired by Albion in September 2002 for vehicle storage. The value of such storage space is estimated to be $400 per month. Albion has no stock option, retirement, pension or profit-sharing programs for the benefit of directors, officers or other employees.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         From time to time, Mr. Hand has advanced general administrative operating expenses of Albion of less than $5,000 per year, and these amounts have been classified as related-party payables. The amount of $1,249 was contributed to capital by Mr. Hand upon completion of the 2001 initial public offering. Those expenses related to the purchase and maintenance of aircraft and other expenses of the operating subsidiary, Svetlana Aviation, have been accounted for as contributions to capital, and were $500, $40,063 and $41,770, for the years ended December 31, 2001, 2000 and 1999, respectively. Mr. Hand's contributions have consisted only of cash.

         Albion acquired a Cessna 421B in December 1998 from an unrelated party, an aircraft broker in Mississippi. The purchase price of $159,400 was paid $16,000 in cash and $143,900 in debt financing from Greentree Financial. The loan is payable over seven years in monthly installments of $2,297, and the interest rate is 8.75% per annum. Mr. Hand guaranteed the loan that financed the purchase of the aircraft. The aircraft was sold in January 2002 for $122,000, resulting in a net gain on resale of $40,076. In December, Albion bought a Mooney aircraft for $45,200. Mr. Hand also guaranteed the loan of $40,410 and he loaned $4,490 of the down payment (subsequently repaid to him in January 2002). In the event Albion defaults on the loan, Mr. Hand would be personally liable for any unpaid balance, and he might have the right as guarantor to take possession of or sell the aircraft.

                                                      *******
This information statement is provided to you for information purposes only. No action by you is sought or required.